UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on Shareholder Remuneration Policy

—

Rio de Janeiro, July 28, 2023 – Petróleo Brasileiro S.A. – Petrobras informs that its Board of Directors (BoD), in a meeting held today, approved the improvement of its Shareholder Remuneration Policy (Policy).

On 05/11/2023, the BoD determined that the Executive Board should prepare a proposal to improve the Policy, including the possibility of repurchasing shares. The improvement of the Policy became important due to the revision of the strategic elements for the Strategic Plan 2024-2028 (SP 2024-28), as well as the approval of the low carbon investment guideline between 6% and 15% of the total CAPEX for the first five years of SP 2024-28.

These events made it necessary to adapt the Policy and the percentage of the formula to be applied to the free cash flow of each quarter. Thus, in order to raise the level of confidence in the achievement of the SP 2024-28, the percentage went from 60% to 45%, according to the formula below:

Shareholder Remuneration = 45% x Free Cash Flow

Free Cash Flow is the difference between operating cash flow and investments, which were adjusted to consider, in addition to acquisitions of property, plant and equipment and intangible assets, also acquisitions of equity interests (contributions, advances for future capital increases and acquisitions and/or increase in stakes in companies, including Petrobras subsidiaries).

The improvement of the Policy makes it clear that the formula above will be applied, each quarter, on the consolidated cash flows of the Company for the respective quarter. In addition, the quarterly distribution of remuneration to shareholders was maintained.

The Policy maintains its objective of promoting the predictability of the flow of remuneration payments to shareholders, while guaranteeing the perpetuity and short, medium and long-term financial sustainability of Petrobras, without compromising the company's capacity for growth.

References to specific amounts of gross debt were replaced by the expression “maximum debt level defined in the strategic plan in force”, eliminating the need to update the Policy in the event of a change in the reference debt. In the current plan, this value is US$ 65 billion.

The Policy's principles now include the repurchase of shares issued by Petrobras as an additional possibility for the company to remunerate its shareholders. The eventual launch of a share buyback program related to the Remuneration Policy will always have the objective of maintaining the shares acquired in treasury and their subsequent cancellation.

Although Petrobras' Bylaws, in Articles 4, paragraph 2, and 30, item III, already provide that, by resolution of the Board of Directors, the Company may acquire its own shares, this inclusion of the repurchase in the Policy seeks to align Petrobras to its main international peers, which have been carrying out robust share buyback programs, in addition to the payment of dividends.

Any share buyback programs will be deducted from the Policy formula, with the discount of the amounts spent on buybacks each quarter, as reported in the Company's consolidated statement of cash flows.

The improved Policy is effective immediately and will be applied to the results for the second quarter of 2023.

The Policy is available in full on the Investor Relations website (www.petrobras.com.br/ir) or on the CVM website (www.cvm.gov.br).

www.petrobras.com.br/ri

Para mais informações:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Relações com Investidores

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ. Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

Este documento pode conter previsões segundo o significado da Seção 27A da Lei de Valores Mobiliários de 1933, conforme alterada (Lei de Valores Mobiliários) e Seção 21E da lei de Negociação de Valores Mobiliários de 1934 conforme alterada (Lei de Negociação) que refletem apenas expectativas dos administradores da Companhia. Os termos: “antecipa”, “acredita”, “espera”, “prevê”, “pretende”, “planeja”, “projeta”, “objetiva”, “deverá”, bem como outros termos similares, visam a identificar tais previsões, as quais, evidentemente, envolvem riscos ou incertezas, previstos ou não, pela Companhia. Portanto, os resultados futuros das operações da Companhia podem diferir das atuais expectativas, e, o leitor não deve se basear exclusivamente nas informações aqui contidas.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer